FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  June, 2005

Commission File Number 001-31880

Yamana Gold Inc.
(Translation of registrant’s name into English)

150 York Street, Suite 1902 Toronto, Ontario M5H 3S5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: June 28, 2005	/s/ Charles Main Name: Charles Main Title: Vice President, Finance and Chief Financial Officer

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Yamana Gold Inc.
150 York Street, Suite 1902
Toronto, Ontario
M5H 3S5

Item 2	Date of Material Change

June 17, 2005

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by the Corporation on June 17, 2005 and filed on SEDAR.

Item 4	Summary of Material Change

Yamana Gold Inc. (“Yamana”or the “Company”) announced that it has filed a preliminary short form prospectus in each of the provinces of Canada for the distribution of common shares relating to the early exercise of its publicly traded warrants. The warrants are exercisable at a strike price of C$1.50 until July 31, 2008 and the Company is encouraging the early exercise of those warrants. The warrants are listed on the Toronto Stock Exchange (the “TSX”) and the American Stock Exchange (the “AMEX”) under the symbols YRI-WT and AUY.WS.

Item 5	Full Description of Material Change

Yamana announced that it has filed a preliminary short form prospectus in each of the provinces of Canada for the distribution of common shares relating to the early exercise of its publicly traded warrants. The warrants are exercisable at a strike price of C$1.50 until July 31, 2008 and the Company is encouraging the early exercise of those warrants. The warrants are listed on the TSX and the AMEX under the symbols YRI-WT and AUY.WS, respectively.

The Company is proposing an amendment to the terms of the warrants that would entitle holders of record as of a specified date to receive an additional 0.0356 of a common share upon the early exercise of their warrants provided that the exercise occurs within a 30-day period from the date of its warrant amendment (the “Early Exercise Period”). Based on an assumed common share price of C$4.50, this represents a premium of more than C$0.16 per warrant. Assuming the exercise of all outstanding warrants, the Company will issue an additional 1,444,209 common shares upon the early exercise of warrants representing, on a fully diluted basis, 0.8% of the outstanding common shares of the Company. The Company will cause a compulsory exchange of unexercised warrants for common shares of the Company if at least 66 2/3% of the warrants are exercise during the Early Exercise Period.

This transaction is intended to simplify the Company’s capital structure and management is of the view that the transaction is beneficial to both warrant holders and shareholders. The Company currently has approximately 40.6 million listed warrants outstanding. Subject to the receipt of all required warrant holder, shareholder and regulatory approvals, the warrant transaction would also generate gross proceeds of up to approximately $60.9 million which would otherwise not be available to the Company until 2008.

The proposed transaction is subject to warrant holder and shareholder approvals, which approval will be sought by the Company at a meeting of its warrant holders and a special meeting of its shareholders. The amendment to the terms of the warrants must be approved by the approval of 66 2/3% of the warrants represented and voted by the Company’s warrant holders, as well as by a majority of disinterested warrant holders of the Company, which excludes insiders of the Company (including Santa Elina Mines Corporation). Pursuant to the rules of the TSX, the issuance of the common shares by the Company upon the early exercise of the warrants must be passed by a majority of disinterested shareholders of the Company, which excludes insiders of the Company (including Santa Elina Mines Corporation) as well as shareholders who are also holders of the Company’s listed warrants.

Santa Elina Mines Corporation (“Santa Elina”), which currently owns 15.9 million of the listed warrants representing approximately 39.3% of the class, has agreed to vote in favour of the proposed transaction and to exercise the listed warrants it holds during the Early Exercise Period. Santa Elina also owns approximately 24 million common shares of the Company, representing approximately 19.5% of the outstanding common shares.

Santa Elina is considered to be a related party to the Company pursuant to Ontario Securities Commission Rule 61-501 (“Rule 61-501”) and Policy Statement Q-27 of the Autorité des marchés financiers (“Policy Q-27”), and the proposed amendment to the terms of the listed warrants held by Santa Elina (the “Santa Elina Warrants”) is a related party transaction within the meaning of Rule 61-501 and Policy Q-27. In the event that the requisite approvals are obtained by the Company in order to complete the proposed amendment to the terms of the listed warrants, Santa Elina will be issued an additional 567,566 common shares of the Company upon exercise of the Santa Elina Warrants, in addition to the 15.9 million common shares otherwise issuable upon the exercise of the Santa Elina Warrants. The Company is relying on an exemption from the formal valuation and minority approval requirements for related party transactions under Rule 61-501 and Policy Q-27 on the basis that, at the time the proposed transaction was agreed to, the fair market value of the additional 567,566 common shares issuable to

Santa Elina in connection with the proposed transaction is less than 25% of the market capitalization of the Company.

BMO Nesbitt Burns Inc. is acting as financial advisor to Yamana with respect to the proposal.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact:

Peter Marrone
President & Chief Executive Officer
(416) 815-0220
E-mail: investor@yamana.com

Item 9	Date of Report

DATED as of this 24th day of June, 2005.

YAMANA GOLD INC. By: “Charles Main“ Charles Main Vice President, Finance and Chief Financial Officer